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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K    [ ] Form 20-F     [ ] Form 11-K     [X] Form 10-Q

[ ] Form N-SAR     [ ] Form N-CSR

For Period Ended: March 31, 2015

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SILVER HILL MINES, INC.

Full name of Registrant

N/A

Former Name if Applicable

One Rockefeller Plaza, 10th Floor

Address of Principal Executive Office (Street and Number)

New York, NY  10020

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|    (a)  The reasons described in reasonable detail in Part III of this | form could not be eliminated without

|           unreasonable effort or expense;

|    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form

|           11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth

    [X]

|           calendar day following the prescribed due date; or the subject quarterly report or transition report

|           on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the

|           prescribed due date; and

|    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if

|           applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2015 within the prescribed time period without unreasonable effort or expense. Management deems it necessary that additional time be taken in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report.

The Company expects to file its Form 10-Q within the 5 calendar day period described in Part II (b) above.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

George Clair                     (917)                    299-5480

       (Name)                    (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   Yes [X]    No [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]     No [X ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SILVER HILL MINES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

           /s/ George Clair

Date: May 15, 2015

By:   _______________________

           George Clair

           President